EXHIBIT 99.2

Management Discussion and Analysis
                           For the nine months ended
September 30, 2014

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and nine months ended September 30, 2014 (the “Financial Statements”) and the Company’s annual information form (the “2013 AIF”), annual management discussion and analysis (the “2013 Annual MD&A”) and annual audited consolidated financial statements (the “2013 Annual Financial Statements”) for the year ended December 31, 2013. The 2013 AIF, 2013 Annual MD&A and 2013 Annual Financial Statements are collectively referred to as the “2013 Annual Filings”.

All information contained in this MD&A is current as of November 14, 2014 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is November 14, 2014.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the 2013 AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of  new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and 2013 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of November 14, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production, reserves and resources exceeding 100,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling about 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres owned, subject to underlying royalties, 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands. The private land ownership ranges from 48.5% to 100% yielding a net position of 11,444 acres (4,631 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels. The subsurface minerals rights for the private lands are held, subject to royalties, under contractual arrangements in the form of various surface use agreements and mining/mineral leases.

Characterized by fragmented land ownership, the Company has focused on consolidating the Railroad District under its common ownership and/or control since 2010. On March 4, 2014, the Company acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts, including Pinion Section 27 which hosts the bulk of the Pinion gold deposit (the "Pinion Deposit"), from Scorpio Gold (US) Corporation thus completing the consolidation of the Railroad District and the "fourth window" of the Carlin Trend under the Company's ownership and/or control. See "Pinion Gold Deposit" below.

In addition to the Railroad-Pinion Project, the Company holds or controls a 100% undivided interest in the Safford-CVN and East Bailey projects (collectively the "CVN Project") and East Camp Douglas project (the "Camp Douglas Project") located in north central Nevada, both early stage gold exploration projects.  Pursuant to a binding letter of intent dated May 29, 2014, as amended, the Company has agreed to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd. (TSXV: TQY) in consideration for a combination of cash and shares.  See "Exploration Activities - CVN and Camp Douglas Projects" below.

Third Quarter 2014 Financial and Operating Highlights

Net loss in the three months ended September 30, 2014 was $1,622,553 compared to a net loss of $673,713 in the comparative period ended September 30, 2013.  The higher net loss experienced in the current period is largely the result of higher (1) consulting fees incurred in connection with developing marketing and financial strategies in Europe (2) professional fees with respect to the Pinion Acquisition, March and August 2014 Financings, and mineral lease amendments in Nevada and (3) share based compensation as the Company granted more stock options in the current period. See "Exploration Activities - Railroad-Pinion Project" and "Corporate Activities" below for a further discussion of the Pinion Acquisition and the March and August 2014 Financings, respectively.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 4 -

The total net increase in cash and cash equivalents during the nine months ended September 30, 2014 was $2,579,259 compared to net decrease of $6,260,988 in the comparative period ended September 30, 2013. The Company received net proceeds of $16,231,915 from financing activities in the current period whereas the Company received $4,557,518 in net proceeds from financing activities in the comparative period.  On the other hand, the Company incurred $10,281,316 on investing activities in the current period versus $9,009,932 in the comparative period.  The higher cash outflow in the current period was due primarily to the Pinion Acquisition. In addition, the Company’s cash outflow from operating activities was $3,371,340 versus $1,808,574 in the comparative period.

During the nine months ended September 30, 2014, the Company minimized exploration expenditures on the CVN and Camp Douglas Projects to focus exclusively on the Railroad-Pinion Project including following-up on 2013 drilling successes in the North Bullion Fault Zone or “NBFZ” and initiating work on the recently acquired Pinion Deposit. Exploration expenditures for the Railroad-Pinion Project for the nine months ended September 30, 2014 totaled $2,665,091 excluding costs of the Pinion Acquisition of $12,805,000. See “Results of Operations – Summary of Exploration Activities” below.

As of September 30, 2014, the Company had incurred a total of $62,233,994, $2,388,777 and $3,077,755, net of write downs, in acquisition and deferred exploration expenses on its Railroad-Pinion, CVN and Camp Douglas Projects, respectively, for total acquisition and deferred exploration costs of $67,700,526.

Exploration activities

Railroad-Pinion Project

On March 4, 2014, the Company acquired the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (“Scorpio”), effectively completing the Company's consolidation of the Railroad District and "fourth window" of the Carlin Trend under its ownership and/or control. The consolidation of the Railroad-Pinion Project provides Gold Standard with effective control, subject to underlying royalties, of a largely contiguous parcel of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres that are owned 100% by the Company as patented or unpatented lode claims, and a further 13,965 gross acres (approximately 11,444 net acres) of subsurface mineral rights on private lands.

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to (i) vote its GSV shares as recommended by management for a period of two years, and (ii) provide the Company with 10 business days' advance notice (a “Sale Notice”) of its proposed sale of any GSV Shares during which period the Company shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to the Company for an additional 10 business days at a price not less, and on terms no more favourable, than the price and terms set forth in the Sale Notice.  If any GSV sales are not sold by Scorpio within such additional 10 business day period, the provisions of the Sale Notice will again apply to such shares.  In addition, Scorpio is to receive a cash payment of $2.5 million on March 4, 2015, for which the Company issued a promissory note of $2.5 million bearing interest at 3% per annum and secured by the Pinion Deposit. If the Company delineates a NI 43-101 compliant resource at Pinion which exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares (the "Bonus Shares"), subject to the orderly sale agreement.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 5 -

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company, while it holds an interest in the Pinion property, for consideration exceeding $100.0 million.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$50,000 upon execution of the agreement and is required to make annual lease payments of US$30,000 on the first anniversary and then increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

On October 24, 2014 the Company filed an independent technical report prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") on the Pinion Deposit (the "Pinion Report").  The Pinion Report dated October 24, 2014 is entitled "Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA" and was prepared by independent "Qualified Persons" (as that term is defined in NI 43-101) under the direction of Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., M AIG and Andrew Turner, B.Sc., P.Geol. of APEX Geoscience Ltd. ("APEX") of Edmonton, Canada.

In the Pinion Report, APEX estimated an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au. See “Pinion Gold Deposit” in the “Summary of Exploration Activities” below. On November 3, 2014, the Company issued the 1,250,000 Bonus Shares to Scorpio pursuant to the Pinion Acquisition.

As of the date of this MD&A, the Company considers the Railroad-Pinion Project as its sole material property for the purposes of NI 43-101.

CVN and Camp Douglas Projects

In March 2014, the Company recorded a write down of $1,277,189 and $124,263 on the CVN and Camp Douglas projects, respectively, based on an internal review of its non-core assets.

On May 29, 2014 (as amended August 1, 2014 and October 10, 2014), the Company entered into a binding letter of intent (the “LOI”) to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $3,150,000 comprised of a cash payment of $150,000 and 60,000,000 pre-consolidated common shares of Tanqueray at a deemed price of $0.05 per share. Closing of the LOI is anticipated to occur on or about December 16, 2014, subject to various conditions including, but not limited to, the acceptance of the TSX Venture Exchange (the "TSXV"), satisfaction of respective due diligence investigations, a consolidation of Tanqueray's issued common shares on a 3 to 1 basis (the "Tanqueray Consolidation") and Tanqueray completing a concurrent non-brokered private placement financing of not less than $1,300,000 (up to a maximum of $3,000,000) at a price of not less than $0.20 per post-consolidated share (the "Tanqueray Financing"). Upon completion of the LOI, the Tanqueray Consolidation and the Tanqueray Financing, the Company will own approximately 52.98% of the then issued and outstanding shares of Tanqueray assuming the maximum financing of $3,000,000 is sold (68.38% if only the minimum financing of $1,300,000 is sold).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 6 -

The sale follows a strategic decision by Gold Standard’s Board of Directors to concentrate the Company’s efforts on its wholly owned/controlled Railroad-Pinion Project on Nevada’s Carlin Trend.  As part of such shift in strategic direction, the Company also made certain changes to its technical team. Effective May 30, 2014, co-founder, director and Vice-President, Exploration Dave Mathewson stepped down as a director and officer of the Company to assume responsibility for the direction of Tanqueray as its Vice-President, Exploration and interim CEO upon closing of the LOI.  In conjunction therewith, the Company has paid Mr. Mathewson a transition payment equal to one year’s salary, being US$220,000, by way of a combination of cash and common shares of the Company and Mr. Mathewson will remain a technical advisor to Gold Standard for a period of at least one year. Senior Geologist, Mac Jackson, Jr., M.Sc. was appointed Gold Standard’s new Vice-President, Exploration and is joined by recently hired Chief Geologist John Norby, M.Sc.

Divestiture Highlights:
•	The sale will reduce Gold Standard’s annual land holding costs by approximately US$415,000.
•	GSV will continue to have a significant participation in the potential for exploration success on the CVN and Camp Douglas Projects as a major shareholder of Tanqueray.

There is no assurance that the sale of the CVN and Camp Douglas Projects to Tanqueray will be successfully completed on the terms and conditions set out in the LOI or at all.  In the event the sale does not proceed, the Company will be required to incur annual expenditures in excess of US$415,000 just to maintain the CVN and Camp Douglas Projects in good standing.

Corporate activities

In March 2014, the Company completed a marketed private placement of 15,188,495 units (the "Units") at a price of $0.72 per Unit for net proceeds of $10,163,460 after paying aggregate cash commissions and finder's fee of $772,256 (the “March 2014 Financing”). Each Unit consisted of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company at a price of $1.00 on or before March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

In March 2014, the Company also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to directors, executive officers, employees and consultants of the Company.

In June 2014, the Company granted 125,000 stock options exercisable at $0.71 per share for a period of five years to an employee of the Company.

In August 2014, the Company completed an underwritten public offering of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972 (the “August 2014 Financing”). The net proceeds will be used to rectify the Company's working capital deficiency, maintain the Company's property interests in good standing, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See "Use of Proceeds from 2013, March 2014, and August 2014 Financings" below.

In September 2014, the Company granted 1,080,000 stock options exercisable at $0.77 per share for a period of five years to directors, executive officers, employees and consultants of the Company.

As at September 30, 2014, the Company had a cash and cash equivalents position of $3,800,451 and working capital of $608,722.  This working capital includes the $2.5 million payment due to Scorpio on March 4, 2015 pursuant to the Pinion Acquisition. See "Exploration Activities" above.  See also “Liquidity, Financial Position and Capital Resources”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 7 -

In October 2014, the Company amended the LOI with Tanqueray to extend the anticipated closing date to December 16, 2014.

In October 2014, the Company issued 194,765 common shares at a deemed price of $0.72 per share to settle the balance of the transition payment due to Dave Mathewson, former director and Vice-President, Exploration of the Company.

In November 2014, the Company issued 1,250,000 Bonus Shares at a value of $737,500 to Scorpio pursuant to the acquisition of the Pinion Deposit.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011:

	2013 $	2012 $	2011 $
Revenues (interest income)	38,832	78,292	93,083
General and administrative expenses	(4,263,602)	(5,271,516)	(3,989,654)
Loss and comprehensive loss	(4,357,959)	(5,193,224)	(4,138,880)
Basic and diluted loss per common share	(0.05)	(0.07)	(0.07)
Working capital (deficit)	(545,278)	9,135,808	6,839,192
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450
Total assets	54,971,286	53,482,564	25,312,542
Total liabilities	1,933,958	1,838,851	1,212,781

See the 2013 Annual MD&A for a discussion of certain factors contributing to variations in the financial position and financial performance of the Company for the three most recently completed financial years ended December 31, 2013, 2012 and 2011.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013
	$	$	$	$
Interest income	41	-	318	5,100
Loss and comprehensive loss	(1,622,553)	(1,209,814)	(3,811,433)	(1,266,413)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.04)	(0.01)

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 8 -

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Three months ended	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
	$	$	$	$
Interest income	6,233	9,808	17,691	25,762
Loss and comprehensive loss	(673,719)	(1,729,104)	(688,723)	(818,340)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)
Variances quarter over quarter can be explained as follows:

•
In the quarters ended March 31, 2013, June 30, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $44,557, $1,149,499, $1,390,376, $81,967, and $730,986 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•
In the quarter ended September 30, 2013, the Company recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of the termination of the KM/RC lease agreement.

•
In the quarters ended December 31, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, the Company increased its consulting fees significantly due to the Company engaging various firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.

•	In the quarter ended March 31, 2014, the Company recorded a write down of exploration and evaluation assets of $1,277,189 and $124,263 to the CVN and Camp Douglas Projects, respectively.
•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Results of Operations

The following financial data is derived from the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and 2013:

	For the three months ended September 30,		For the nine months ended September 30,
	2014 $	2013 $	2014 $	2013 $
Revenues (interest income)	-	6,233	359	33,732
General and administrative expenses	(1,622,594)	(546,763)	(5,242,707)	(2,992,089)
Loss and comprehensive loss	(1,622,553)	(673,719)	(6,643,800)	(3,091,546)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.06)	(0.04)
Working capital	608,722	3,251,490	608,722	3,251,490
Exploration and evaluation assets	67,700,526	50,526,271	67,700,526	50,526,271
Total assets	72,504,151	55,850,275	72,504,151	55,850,275
Total liabilities	3,605,379	1,546,534	3,605,379	1,546,534

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 9 -

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

At September 30, 2014, the Company had not yet achieved profitable operations and has accumulated losses of $23,776,664 (December 31, 2013 – $17,132,864) since inception.  These losses resulted in a net loss per share (basic and diluted) for the nine months ended September 30, 2014 of $0.06 (September 30, 2013 - $0.04).

The operating and administrative expenses for the nine months ended September 30, 2014 totalled $5,242,707 (September 30, 2013: $2,992,089), including share-based compensation issued during the period, valued at $2,203,329 (September 30, 2013: $1,194,056) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended September 30, 2014 were management fees of $481,750 (September 30, 2013 - $441,750), professional fees of $410,794 (September 30, 2013 - $197,376), office expenses of $178,241 (September 30, 2013 - $134,632), consulting fees of $628,968 (September 30, 2013 - $185,769), investor relations of $174,115 (September 30, 2013 - $94,225), regulatory and shareholder services of $157,501 (September 30, 2013 - $98,302) and travel and related costs of $440,915 (September 30, 2013 - $270,076).

The table below details the changes in major expenditures for the nine months ended September 30, 2014 as compared to the corresponding nine months ended September 30, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $443,199	The Company hired consultants during the first three quarters of 2014 to assist with developing marketing and financial strategies in Europe.
Professional fees	Increase of $213,418	Increased due to more activities with respect to the Pinion Acquisition, March and August 2014 Financings, and mineral lease amendments in Nevada.
Regulatory and shareholder services	Increase of $59,199	Increased due to filing fees associated with the Pinion Acquisition and March and August 2014 Financings.
Travel and related expense	Increase of $170,839	Increased level of travel for site visits, the Pinion Acquisition, and March and August 2014 Financings.
Share-based compensation	Increase of $1,009,273	More stock options granted during the nine months ended September 30, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 10 -

The table below details the changes in major expenditures for the three months ended September 30, 2014 as compared to the corresponding three months ended September 30, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $133,804	The Company hired consultants during the third quarter of 2014 to assist with developing marketing and financial strategies in Europe.
Professional fees	Increase of $43,622	Increased due to activities associated with regulatory filings, the August 2014 Financing, and increased works associated with exploration and evaluation assets.
Travel and related expense	Increase of $29,078	Increased level of travel for site visits, and the August 2014 Financing.
Share-based compensation	Increase of $730,986	More stock options granted during the three months ended September 30, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

Summary of Exploration Activities

For the nine months ended September 30, 2014, the Company incurred $16,012,943 in acquisition, and deferred exploration and development costs (of which $12,805,000 was incurred pursuant to the Pinion Acquisition) compared to $8,493,865 for the corresponding nine months ended September 30, 2013.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the nine months ended September 30, 2014 and September 30, 2013:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Nine Months Ended September 30, 2014

Property acquisition and staking costs	-	12,805,000	-	12,805,000
Exploration expenses
Claim maintenance fees	145,227	161,103	52,763	359,093
Consulting	10,752	833,360	9,862	853,974
Data Analysis	-	39,939	-	39,939
Drilling	-	604,002	-	604,002
Equipment	-	1,786	-	1,786
Geological	42,248	180,370	22,481	245,099
Lease payments	182,424	372,794	76,230	631,448
Sampling and processing	440	168,318	-	168,758
Site development	-	100,170	-	100,170
Supplies	425	141,413	-	141,838
Travel	-	61,836	-	61,836
	381,516	15,470,091	161,336	16,012,943
Write down of exploration and evaluation assets	(1,277,189)	-	(124,263)	(1,401,452)
	(895,673)	15,470,091	37,073	14,611,491

Nine Months Ended September 30, 2013

Exploration expenses
Claim maintenance fees (recovery)	124,125	106,142	43,517	273,784
Consulting	23,790	802,302	22,166	848,258
Data analysis	-	81,832	287	82,119
Drilling	-	5,115,042	-	5,115,042
Equipment	-	44,483	-	44,483
Geological	11,598	53,944	28,214	93,756
Lease payments	163,099	162,969	62,316	388,384
Sampling and processing	8,766	477,952	-	486,718
Site development	-	446,528	-	446,528
Supplies	-	647,609	-	647,609
Travel	-	67,184	-	67,184
	331,378	8,005,987	156,500	8,493,865
Write down of exploration and evaluation assets	(133,189)	-	-	(133,189)
	198,189	8,005,987	156,500	8,360,676

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

The total cumulative acquisition and deferred exploration costs to September 30, 2014 are summarized as follows:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	505,657	16,621,095	-	17,126,752

Exploration expenses
Assessment/claim fees	633,409	567,317	226,195	1,426,921
Consulting	260,988	3,719,819	195,690	4,176,497
Data analysis/geological	87,749	710,324	226,189	1,024,262
Drilling/site development	1,185,802	35,644,073	2,108,589	38,938,464
Lease payments	923,836	2,743,103	289,737	3,956,676
Legal fees for property acquisition	15,094	10,412	17,910	43,417
Sampling and processing	182,602	1,859,492	119,773	2,161,867
Travel	4,017	358,359	17,935	380,311
Write down of exploration and evaluation assets	(1,410,378)	-	(124,263)	(1,534,641)
Cumulative deferred exploration costs at September 30, 2014	2,388,777	62,233,994	3,077,755	67,700,526

The decrease in total exploration expenditures from $8,493,865 during the first nine months of 2013 to $3,207,943 during the first nine months of 2014 resulted primarily from the Company cutting back on exploration expenditures in the first quarter to focus the majority of its financial and management resources on the Pinion Acquisition and thereafter concentrating exploration expenditures solely on the Railroad-Pinion Project to the exclusion of the CVN and Camp Douglas Projects. This decision to focus the Company’s financial and management resources on the Railroad-Pinion Project (which has provided the most encouraging results to date) to the exclusion of the Company’s other projects is, in part, a function of the poor state of the capital markets for junior resource issuers and management’s decision to utilize the Company’s remaining cash resources on its flagship Railroad-Pinion Project.

Railroad-Pinion Project

The Railroad-Pinion Project is located within the northern Pinon Range about 30 miles southwest of Elko, Nevada. The project is situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated and with past production, reserves and resources exceeding 100 million ounces of gold.

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion and Pinion deposits; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

To date, thirteen target areas have been identified by the Company in the Railroad-Pinion Project for additional exploration.  The targets are focused on gold, but also include silver, copper, lead and zinc.  Eight of these targets have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the Pinion Deposit and perhaps the North Bullion deposit.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

During the 3rd quarter of 2014, the Company's primary focus for the Railroad-Pinion Project was the completion of a Phase 1 drill program on the Pinion Deposit consisting of thirteen vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of Gold Standard's new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation. See "Pinion Gold Deposit" below.

Although limited in nature, the Phase 1 drilling program allowed for a systematic build-up of the geologic model and resource, with a more substantial Phase 2 planned for the second half of 2014.

Pinion Gold Deposit

The Company's recent consolidation of a 100% interest in the Pinion Deposit and large portions of the surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The combined Railroad-Pinion Project represents the last of these windows to be explored and potentially developed.

The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont USA Limited’s, a subsidiary of Newmont Mining Corporation (NYSE: NEM), currently producing Emigrant Mine located approximately 11 miles (17 kilometers) to the north. The Pinion Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts the Company's North Bullion discovery at the Railroad Project. Similar to the Emigrant deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the contact between Mississippian siliciclastic and carbonate rocks and the underlying Devonian Devils Gate Formation limestone. Based upon a detailed review of the Pinion drill hole database, the Pinion Deposit has grade similar in tenor if not slightly higher to that of Newmont’s Emigrant deposit, along with significant amounts of silver. The Pinion Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The proximity of and similarity of gold mineralization in the Emigrant deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

During 2014, the Company initiated a re-logging and re-sampling program of historic Pinion area reverse circulation (RC) drill hole chips and historic drill core, along with the completion of a Phase 1 13 hole drilling program designed to provide confidence in the existing drill hole database as well as test certain concepts such as the presence of faults and thickened stratabound mineralization in and around certain fault structures.

The Phase 1 2014 drill program results met the three key objectives of the program: verifying historic drill data, expanding the previously known limits of the gold mineralization and confirming the key elements of  the Company's new geological model for mineralization.

The main gold host, a multi-lithic, dissolution collapse breccia, was intersected in all 2014 drill holes.  Gold mineralization is continuous and widespread within this highly permeable, silicified and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick, bedded calcarenite of the underlying Devonian Devil’s Gate Formation.  Highlights of the Phase 1 Pinion Deposit drill holes are provided in Table 1.1.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

Table 1.1: Pinion 2014 Drill Intersection Assay Highlights.

Drillhole	Au (ppm)	Au (opt)	Ag (ppm)	Ag (opt)	Width (m)	Width (ft)	From (m)	To (m)	From (ft)	To (ft)
PIN14-01	0.89	0.03	8.97	0.26	69.80	229	1.52	71.32	5	234
including	2.31	0.07	16.52	0.48	7.32	24	9.75	17.07	32	56
PIN14-02	0.44	0.01	1.07	0.03	15.24	50	18.29	33.53	60	110
including	0.72	0.02	1.52	0.04	7.62	25	18.29	25.91	60	85
including	1.51	0.04	2.65	0.08	3.05	10	18.29	21.34	60	70
PIN14-03	0.29	0.01	1.23	0.04	7.62	25	54.86	62.48	180	205
PIN14-04	0.30	0.01	2.06	0.06	18.29	60	39.62	57.91	130	190
PIN14-05	1.01	0.03	0.36	0.01	39.62	130	121.92	161.54	400	530
including	1.46	0.04	4.88	0.14	24.38	80	124.97	149.35	410	490
and	0.39	0.01	2.80	0.08	53.34	175	231.65	284.99	760	935
PIN14-06	1.30	0.04	11.49	0.34	30.18	99	41.76	71.93	137	236
including	1.89	0.06	16.46	0.48	19.20	63	41.76	60.96	137	200
including	5.96	0.17	46.92	1.37	4.57	15	52.43	57.00	172	187
PIN14-07	1.23	0.04	10.49	0.31	12.19	40	140.21	152.40	460	500
PIN14-08	1.23	0.04	18.93	0.55	36.58	120	10.67	47.24	35	155
including	5.63	0.16	10.02	0.29	5.03	16.5	38.56	43.59	126.5	143
PIN14-09	0.42	0.01	3.94	0.11	15.24	50	138.68	153.92	455	505
PIN14-10	0.57	0.02	7.35	0.21	25.91	85	115.82	141.73	380	465
PIN14-11	0.89	0.03	7.65	0.22	65.53	215	108.20	173.74	355	570
including	2.51	0.07	15.23	0.44	13.72	45	112.78	126.49	370	415
PIN14-12	0.77	0.02	7.57	0.22	48.31	158.5	66.29	114.60	217.5	376
including	0.91	0.03	9.01	0.26	39.32	129	70.41	109.73	231	360
including	1.33	0.04	12.75	0.37	16.92	55.5	70.41	87.33	231	286.5
including	2.13	0.06	14.02	0.41	7.01	23	70.41	77.42	231	254
PIN14-13	0.81	0.02	11.25	0.33	21.34	70	172.21	193.55	565	635
including	1.66	0.05	20.12	0.59	6.10	20	181.36	187.45	595	615

Results from the 2014 drilling confirm that the collapse breccia hosted oxide gold zone at Pinion is very widespread and continuous with the system remaining open in several directions.  The intercepts in PIN14-06 and PIN14-11 demonstrate that breccia development and mineralization thicken and strengthen adjacent to high angle fault zones and fault intersections.

Based upon a thorough review and validation of the existing historic drill hole database combined with the 2014 drilling APEX (and the Company) concluded that the drill hole spacing, the overall density of drilling and associated drill hole data, along with the continuity of intersected gold mineralization is of sufficient quality to conduct an NI 43-101 mineral resource estimate for the Pinion Deposit and on October 24, 2014 the Company filed the Pinion Report entitled "Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA" prepared by APEX on SEDAR .

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

In its Pinion Report, APEX estimates an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (Table 1). A sensitivity analysis of the grade and tonnage relationships at a variety of cutoffs grades is shown in the accompanying Table 2 below.

Key Highlights:

•	Indicated Mineral Resource of 423,000 troy ounces of gold contained in 20.84 million tonnes at an average grade of 0.63 g/t Au (at a lower cutoff of 0.14 g/t Au).
•	Inferred Mineral Resource of 1,022,000 troy ounces of gold contained in 55.93 million tonnes at a grade of 0.57 g/t Au (at a lower cutoff of 0.14 g/t Au).
•	The resource estimate is based on 342 reverse circulation holes and 15 diamond core holes.
•
The gold resource is hosted in a multi lithic, dissolution collapse breccia. Gold mineralization exhibits very predictable lateral and strike continuity within this silicified, and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devil’s Gate Formation.

•
Mineralization remains open in multiple directions.  Due to the continuity of mineralization, there is excellent potential for expansion of the resource along mineralization controls identified by the geologic modeling.  The Phase 2 drilling program, which started in early October, was designed to test these areas for resource expansion.

•	Due to the good lateral continuity of the collapse breccia hosted mineralization, the potential to convert inferred resources to indicated resources with future drilling is considered high.

Table 1. Pinion NI 43-101 mineral resource estimate at a lower cutoff of 0.14 g/t Au is summarized below*:

Classification	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)	Tonnage - Ag (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)
Indicated	20.84	0.63	423,000

Inferred	55.93	0.57	1,022,000	76.77	3.82	9,430,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
*Reported resources have been constrained within a $1250/ounce of gold pit shell.
**Contained ounces may not add due to rounding.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Table 2. Sensitivity analysis of the Pinion NI 43-101 mineral resource estimate at various cut-offs:

Classification	Au Cutoff (grams per tonne)	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)
Indicated	0.1	20.85	0.63	423,000
	0.14	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000

Inferred	0.1	56.82	0.56	1,026,000
	0.14	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000
*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
*Reported resources have been constrained within a $1250/ounce of gold pit shell.
**Contained ounces may not add due to rounding.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

The Pinion Report recommends further drilling at the Pinion project area in order to expand upon and upgrade the confidence in the current NI 43-101 oxide mineral resources for the Pinion Gold Deposit. APEX recommends a total of 36,576 meters (120,000 feet) of a combination of RC and core drilling in phased drilling at the Pinion Deposit and at a variety of targets across the Company's Pinion project area for a total cost of US$7,200,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to an updated resource estimate and preliminary engineering and environmental studies. The estimated cost to conduct these studies is US$1,300,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of US$9,350,000.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

At present, the Company has allocated a budget of $2.5 million to complete, among other work, approximately 6,300 meters of RC drilling at the Pinion Deposit and 2,800 meters of RC drilling at the Company's Bald Mountain oxide gold-copper target.

Key highlights of the proposed work program include:

Pinion
•
Complete approximately 6,300 meters of RC drilling to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program and a new 3D geologic model. Gold mineralization at Pinion is very continuous and widespread within a highly permeable, silicified, and oxidized collapse breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devil’s Gate Formation.

•
Complete a 10 square kilometer soil grid designed to enhance near-surface oxide gold targets at Pinion and, follow-up on areas of favorable alteration and structure identified by 1:6000 geologic mapping west of the known Pinion Deposit.

•
Acquire additional lines of CSAMT geophysical data to identify drill targets in the footwall of the Bullion Fault Corridor, a major north-south striking normal fault that imparts structural controls on gold mineralization at Pinion and North Bullion.  Gravity data and cross section interpretations on the southeastern extent of Pinion indicate the likely recurrence of the geological architecture at the North Bullion deposit, a target which has not been tested by historic drilling. CSAMT has proven accuracy in tracing this fault at North Bullion.

•	Complete additional metallurgy.

Bald Mountain
•
Drill five vertical RC holes (about 2,800 meters) to expand the limits of known oxide gold and copper mineralization outside from the area of historic drilling and RRB13-01, a 2013 core hole that intersected two unique and separate zones of oxidized, collapse-breccia hosted mineralization. Intercepts included 56.1m of 1.47 g Au/t immediately above 23.3m of 0.4% Cu. Twelve holes in the target currently outline an area approximately 210 meters north-south by 550 meters east-west containing an oxidized, polymetallic system that remains open in all directions.

•
Complete a 14 square kilometer ground magnetic survey over the Bald Mountain Au-Cu-Ag target, the Sylvania Ag-Cu-Pb target and the Eocene age Bullion Stock.  In this geologic setting, marginal to the Bullion Stock and within proximal dike swarms, magnetite and pyrrhotite are spatially associated with zones of precious and base metal mineralization.

As of September 30, 2014, the Company had cash on hand of $3,800,451 (December 31, 2013 - $1,221,192) and a working capital position of $608,722 (December 31, 2013 – $545,278). While such cash position should be sufficient to enable the Company to complete the budgeted $2.5 million work program on the Pinion Deposit and Bald Mountain target contemplated above, the Company will require additional capital to fund the full cost of the recommended work program in the Pinion Report.  In August 2014, the Company closed an underwritten public offering whereby 9,850,000 shares at US$0.64 (equivalent to $0.6991) per share were issued for proceeds of $6,068,455 net of cash commissions and expenses of $817,972. The net proceeds of the August 2014 Financing will be allocated towards, among other things, the proposed $2.5 million work program contemplated above and for general corporate and working capital purposes. See "Liquidity, Financial Position and Capital Resources - Use of Proceeds from 2013, March 2014 and August 2014 Financings" below for details of the August 2014 Financing.  However, the net proceeds from the August 2014 Financing will not be sufficient to fully fund the entire work program recommended in the Pinion Report and the Company will require additional capital to complete same. There is no assurance that the Company will be able to raise additional capital in a timely fashion on reasonably commercial terms or at all. See "Liquidity, Financial Position and Capital Resources" below.  See also Item 8 "Risks and Uncertainties" of the 2013 AIF.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

North Bullion Target

With the Company’s five section plan of operation ("POO") now in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is now in a position to more effectively access and drill the additional target opportunities within the Railroad Project.  The POO allows for up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

North Bullion drill intercepts obtained between 2011 and 2013 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive intervals of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 gAu/T in RR11-16, 42.7 meters of 9.4 gAu/T in RR12-01, and 16 meters of 15.1 gAu/T in RR12-10 suggest proximity to feeder structures.  Recent North Bullion drill intercepts including holes RR12-27 (16.8 meters of 1.95 gAu/T), RR12-24 (40.2 meters of 1.34 gAu/T), and RR13-01 (20.4 meters of 1.06 gAu/T) have extended the deposit to the south by more than 300 meters.  The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10.  The deposit has also been extended to the north and the west with holes RR13-08, RR13-11, RR13-12, and RR13-14. Subject to available cash, the Company intends to continue definition drilling of the North Bullion target in 2015 with the goal of delineating an initial NI 43-101 resource estimate for a portion of the deposit during the same year.

Other Targets

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”).  Surface geochemical work conducted in August 2013, while drilling was temporarily suspended, has served to further define a number of promising drill targets. The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints.  The Company's POO, which was finalized and approved by the United States Bureau of Land Management (the "BLM") in December 2012, now provides the Company with full access to all targets in the northern third of the Railroad Project.

The Bullion Fault Corridor is the same structural zone that controls the North Bullion deposit.  Targets along the corridor have been developed from surface mapping, geochemical sampling, CSAMT and gravity data. CSAMT data indicates the presence of both a northward and southward continuation of target opportunities.  The North Bullion deposit was essentially a blind discovery with no surface indication. The deposit setting is now effectively characterized by CSAMT data which illustrates a zone of intermediate resistivity responses representing a wedge of mixed clastic and carbonate material between the in-place, rooted Paleozoic carbonate and clastic rocks to the west, and the flanking, down-dropped volcanic rocks to the east.  The CSAMT data modeled from the North Bullion deposit indicates the presence of similar clastic-carbonate wedges along a strike-length of about 6 kilometers to the south.  These target zones have not been previously drill tested and the Company is currently designing prospective drill sites based on a comprehensive integration and evaluation of all the data.

As of the date of this MD&A five vertical RC holes have been completed at the Bald Mountain target to expand the limits of known oxide gold, copper and silver mineralization by stepping out from last year’s intercept of 56.1m of 1.47 g Au/t and 35.1m of 0.31% copper in RRB13-01(see news release of      October 2, 2013).  Further work on this high potential target was deferred until land holdings in the area were consolidated.  All results are pending.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

During the quarter, the Company completed a 14 square kilometer ground magnetic survey over the Bald Mountain Au-Cu-Ag target, the Sylvania Ag-Cu-Pb target and the Eocene age Bullion Stock.  In this geologic setting, marginal to the Bullion Stock and within proximal dike swarms, magnetite and pyrrhotite are spatially associated with zones of precious and base metal mineralization which strongly support the use of this geophysical tool.

The Company cautions that there are no known resources or reserves on the Bald Mountain target and, to date, it has not carried out a preliminary economic assessment or other study thereon.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Elko and Eureka Counties, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko, The project is within a volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 15,806 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company. See the 2013 AIF for further details of, inter alia, the mining leases that make up the CVN Project.
In March 2014, the Company recorded a further write down of exploration and evaluation assets of $1,277,189 associated with the CVN Project based on an internal review of its non-core assets.

Pursuant to the Tanqueray LOI, the Company is working towards the sale of the CVN and Camp Douglas projects to Tanqueray for a total consideration of $3,150,000. See "Exploration Activities - CVN and Camp Douglas Projects" above.

East Bailey Project (EB)

Grouped within the CVN Project is a project known as East Bailey covering approximately 10,425 acres (4,218 hectares) of unpatented lode mining claims.  The project is about 10 to 15 miles south of the Railroad Project within a similar geological setting as Railroad.  The prospect is early stage with about 40 historical holes, including approximately 25 drilled by Newmont Mining Corporation in 1997 and 1998.  Geological similarities with Railroad include: the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age, widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-rock hosted gold system.

Camp Douglas Project

The Camp Douglas Project consists of 281 unpatented mineral claims and several blocks of fee lands     (~ 80 acres) totaling approximately 5,403.70 acres in the Walker Lane Trend in Mineral County, Nevada.

In March 2014, the Company recorded a write down of exploration and evaluation assets associated with the Camp Douglas Project of $124,263 based on an internal review of this project.

Pursuant to the Tanqueray LOI, the Company is working towards the sale of the CVN and Camp Douglas projects to Tanqueray for a total consideration of $3,150,000. See "Exploration Activities - CVN and Camp Douglas Projects" above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every 10 to 15 samples. The samples were delivered to ALS Minerals’ preparation facility in Elko, Nevada.  The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in either Reno or Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this MD&A have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101.

Further details regarding the Company's mineral projects and the results of the Company's exploration work thereon are contained in the 2013 AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Liquidity, Financial Position and Capital Resources

Save for the Pinion Deposit, the Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at September 30, 2014, the Company’s liquidity and capital resources were as follows:

	September 30, 2014	December 31, 2013
	$	$
Cash and cash equivalents	3,800,451	1,221,192
Receivables	56,960	15,248
Prepaid expenses	356,690	152,240
Total current assets	4,214,101	1,388,680
Payables and accrued liabilities	1,105,379	1,933,958
Note payable	2,500,000	-
Working capital (deficit)	608,722	(545,278)

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

In August 2013, the Company completed a marketed financing consisting of 7,936,509 common shares at $0.63 per share for proceeds of $4,557,518 net of cash commissions and expenses of $442,482 (the “2013 Financing”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

In March 2014, the Company completed the March 2014 Financing of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of $10,163,460, after commissions and expenses of $772,256. From this amount, the Company paid $5,750,000 cash (together with a previous deposit of $250,000) to Scorpio in part payment of the purchase price for the Pinion Acquisition (see "Exploration Activities - Railroad-Pinion Project" above).

In August 2014, the Company completed the August 2014 Financing consisting of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972. See "Overall Performance - Corporate Activities" above for details of the August 2014 Financing. See also "Use of Proceeds from 2013, March 2014 and August 2014 Financings" below.

As at September 30, 2014, the Company had a cash and cash equivalents position of $3,800,451 (December 31, 2013 - $1,221,192) derived from the net proceeds of the August 2014 Financing. As at September 30, 2014, the Company had a working capital position of $608,722 (December 31, 2013 – $545,278).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options and warrants, if any, proceeds from the August 2014 Financing, and further equity financings.  There are no assurances that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

Use of Proceeds from 2013, March 2014, and August 2014 Financings

In August 2013, the Company completed the 2013 Financing consisting of 7,936,509 common shares at a price of $0.63 per share for net proceeds of $4,557,518, after deducting cash commissions and expenses of $442,482. The net proceeds from the 2013 Financing were allocated towards further drilling and exploration work on the Railroad Project and for general corporate and working capital purposes.

In March 2014, the Company completed the March 2014 Financing consisting of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of approximately $10,163,460, after commissions and expenses of approximately $772,256. The net proceeds from the March 2014 Financing were used to complete the Pinion Acquisition and for general corporate and working capital purposes.

In August 2014, the Company completed the August 2014 Financing consisting of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972. The net proceeds will be used to rectify the Company's working capital deficiency, maintain the Company's property interests in good standing, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

The net proceeds from the August 2014 Financing have been budgeted for use as follows:

Principal Purposes	Estimated Amount to be Expended (1)
Railroad-Pinion Project
Drill Pinion and Dark Star targets (US$1,500,000)	$1,681,200
Drill Bald Mountain target (US$700,000)	$784,560
Geological mapping, geochemical surveying and geophysical surveying (US$275,000)	$308,220
Complete resource modeling and initial NI 43-101 resource estimate for the Pinion target (2) (US$25,000)	$28,020
Reserve for additional work (US$361,234)	$404,871
Subtotal	$3,206,871
Property Maintenance Fees and Lease Payments for Balance of 2014
Estimated claim maintenance fees, property taxes and lease and/or advance royalty payments (US$1,050,000)	$1,176,840	(3)
Subtotal	$1,176,840
General
Rectify adjusted working capital deficiency as at July 31, 2014 (4)	$522,135
General corporate and working capital purposes (5)	$1,162,609
Subtotal	$1,684,744
TOTAL	$6,068,455

(1)	These amounts have been converted from United States dollars into Canadian dollars using the noon exchange rate of US$1.00 equals C$1.1208 as of September 30, 2014 as reported by the Bank of Canada.

(2)
This milestone was completed in October 2014. See "Summary of Exploration Activities - Pinion Gold Deposit" above. Contingent upon available funds, the Company will also seek to complete an initial NI 43-101 resource estimate for the North Bullion target in 2015.

(3)
Of this amount, approximately $465,709 (US$415,515) is to be reimbursed to the Company upon closing of the sale of the Company's CVN and Camp Douglas Projects to Tanqueray. See "Exploration Activities - CVN and Camp Douglas Projects" above.

(4)
Adjusted working capital means total current assets less total current liabilities, but excluding (a) the $2,500,000 promissory note due to Scorpio on March 4, 2015; and (b) US$165,000 due to Dave Mathewson, the former Vice-President, Exploration of the Company (paid subsequent to September 30, 2014).

(5)
Funds allocated to general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, working capital and general administrative expenses, and to other purposes.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to October 31, 2014. On September 23, 2014, the Company extended the term of the lease to April 30, 2015.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400.  In August 2014, the Company exercised the option to extend the term of the lease for 1 year with monthly rent payments escalating to US$4,500.

Summary of commitment to office leases:
	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	48,069	55,480	103,549
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	48,069	55,480	103,549

c)
In March 2011, the Company entered into four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011.  See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333. The Company agreed to pay a total resignation payment of $239,910 to this director and officer, by way of a combination of cash and common shares of the Company (paid). These agreements also provide for a two year payout totalling, on a collective basis, approximately $1,609,800 (including average discretionary bonuses paid in 2013 and 2014) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in 2013 and 2014) approximately $2,414,700 in the event of termination following a change in control of the Company.

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the remainder of 2014 were approximately US$1,152,000 as at September 30, 2014. See Item 5 “General Development of the Business – Mineral Properties” of the 2013 AIF and the 2013 Annual Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

e)
Pursuant to the Pinion Acquisition, the Company issued a promissory note of $2.5 million to Scorpio with an interest rate of 3% per annum due March 4, 2015. See “Exploration Activities - Railroad-Pinion Project” and the Financial Statements for details.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Related Party Transactions

During the nine months ended September 30, 2014, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $185,000 (September 30, 2013 - $165,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at September 30, 2014, $nil (December 31, 2013 - $55,000) was included in accounts payable and accrued liabilities.

ii.
Incurred administrative management fees of $110,500 (September 30, 2013 - $100,500) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at September 30, 2014, $6,867 (December 31, 2013 - $26,967) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $132,250 (September 30, 2013 - $122,250) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at September 30, 2014, $Nil (December 31, 2013 - $24,450) was included in accounts payable and accrued liabilities.

iv.
Incurred salaries of $106,972 (September 30, 2013 - $168,861) and severance of $239,910, of which $107,987 (September 30, 2013 - $168,861) were recorded as capitalized exploration and evaluation assets expenditures and $238,895 were recorded as wages and salaries, to Dave Mathewson, a former director and Vice-President, Exploration of the Company. As at September 30, 2014, $184,932 (December 31, 2013 - $33,000) was included in accounts payable and accrued liabilities.

v.	Incurred directors fees of $18,000 (September 30, 2013 - $18,000) to a company controlled by Robert McLeod, a director of the Company.

vi.	Incurred directors fees of $18,000 (September 30, 2013 - $18,000) to David Morrell Cole, a director of the Company.

vii.	Incurred directors fees of $18,000 (September 30, 2013 - $18,000) to a company controlled by Jamie Strauss, a director of the Company.

Summary of key management personnel compensation:
	For the nine months ended September 30,
	2014	2013
	$	$
Management fees	481,750	441,750
Exploration and evaluation assets expenditures	107,987	168,861
Wages and salaries	238,895	-
Share-based compensation	1,270,064	715,990
	2,098,696	1,326,601

In March 2011, the Company granted to Dave Mathewson, a former director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals.  Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2013 and expects to be a passive foreign investment company for the taxable year ending December 31, 2014. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2013 AIF which can be accessed on the SEDAR website at www.sedar.com.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the nine months ended September 30, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•           Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•           Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•           Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2014, the Company had a net monetary asset position of US$2,488,106. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $24,900.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and the interest rate of the note payable is fixed.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at September 30, 2014, the Company had a working capital of $608,722.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at November 14, 2014, the Company has 123,739,878 outstanding common shares, 9,359,000 outstanding stock options to purchase up to a total of 9,359,000 common shares, with a weighted average exercise price of $0.88 per share and expiring from July 13, 2015 to September 12, 2019, and 7,594,248 outstanding warrants, each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of $1.00 per share expiring on March 4, 2016, subject to the Company's right, in its discretion, to accelerate the expiry date of the warrants at any time upon 30 days notice if the closing price of the Company's common shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 4 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being audit committee, the compensation committee, the corporate governance committee and the nomination committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nomination committee is comprised of 3 directors, 2 of whom are independent of management and one who is an executive officer of the Company.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at September 30, 2014 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the nine months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s 2013 AIF dated March 31, 2014 for the year ended December 31, 2013;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2013;
•	the Company’s annual MD&A for the year ended December 31, 2013;
•	the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014; and
•	the National Instrument 43-101 technical report dated October 24, 2014 - "Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA".

This MD&A has been approved by the Board effective November 14, 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -